UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT
UNITED TECHNOLOGIES CORPORATION
(Exact name of the registrant as specified in its charter)

Delaware	1-812	06-0570975
(State or other jurisdiction of incorporation or organization)	(commission file number)	(IRS Employer Identification No.)

One Financial Plaza, Hartford CT	06101
(Address of principal executive offices)	(zip code)

Charles D. Gill, Senior Vice President and General Counsel	(860) 728-7000
(Name and telephone number, including area code,
of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

United Technologies Corporation and its subsidiaries’ names, abbreviations thereof, logos, and product and service designators are all either the registered or unregistered trademarks or tradenames of United Technologies Corporation and its subsidiaries. Names, abbreviations of names, logos, and product and service designators of other companies are either the registered or unregistered trademarks or tradenames of their respective owners. As used herein, the terms “we,” “us,” “our,” “the Company,” or “UTC,” unless the context otherwise requires, mean United Technologies Corporation and its subsidiaries. References to internet websites in this Form SD are provided for convenience only. Information available through these websites is not incorporated by reference into this Form SD.
Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, United Technologies Corporation (the “Company” or “UTC”) is filing a Conflict Minerals Report (“CMR”) for the calendar year ended December 31, 2014.
Item 1.02 Exhibit
A copy of UTC’s CMR is included as Exhibit 1.01 hereto. A copy of this CMR and UTC’s associated Form SD are available free of charge through the Investor Relations section of our website (http://www.utc.com) under the heading “SEC Filings.”
Section 2 - Exhibits
Item 2.01 Exhibits
Exhibit 1.01 - CMR as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

UNITED TECHNOLOGIES CORPORATION
(Registrant)

Date: June 1, 2015	By:	/s/ CHARLES D. GILL
Charles D. Gill
Senior Vice President and General Counsel

Date: June 1, 2015	By:	/s/ BENOIT BROSSOIT
Benoit Brossoit
Vice President, UTC Operations

Exhibit Index

Exhibit Number	Exhibit Description
1.01	CMR for the calendar year ended December 31, 2014 as required by Items 1.01 and 1.02 of this Form

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